Exhibit 4.2

AMENDMENT TO

COTT CORPORATION 2010 EQUITY INCENTIVE PLAN

The Cott Corporation 2010 Equity Incentive Plan (the “Plan”) is hereby amended on this 4th day of May 2010 as follows:

1.	The first sentence of Section 4(a) of the Plan is amended and restated in its entirety to read as follows:

“Reserved Shares. Subject to adjustment as provided in Section 13 of the Plan, the maximum number of Shares that may be issued from treasury or otherwise with respect to Awards shall not in the aggregate exceed four million (4,000,000) Shares.”

2.	Section 4(b) of the Plan is amended and restated in its entirety to read as follows:

“Incentive Stock Option Maximum. In no event shall the number of Shares issued from treasury or otherwise upon the exercise of Incentive Stock Options exceed four million (4,000,000) Shares, subject to adjustment as provided in Section 13 of the Plan.”

3.	Section 4(d) of the Plan is amended by adding the following sentence to the end of such section:

“In addition, neither the Board nor the Committee may, without further shareholder approval, grant to Nonemployee Directors an amount equal to the lesser of (i) 1% of the Company’s issued and outstanding Shares; and (ii) an annual equity award of $100,000 per Nonemployee Director. Nothwithstanding Section 16(a) of the Plan, the aforementioned restriction may not be amended without further shareholder approval.”

4.	Section 5(b) of the Plan is amended by deleting the words “extend the term of an Award” from the first sentence thereof.

5.	Section 5(d) of the Plan is amended by adding the following sentence to the end of such section:

“Notwithstanding any other provision of this Plan, neither the Board nor the Committee may, without prior approval of the Company’s shareholders, extend the term of Awards that benefit non-insiders.”

6.	Section 12 of the Plan is amended and restated in its entirety to read as follows:

Nontransferability. No Award granted under this Plan (including Options) shall be transferable or assignable by a Grantee other than by will or the laws of descent and distribution for normal estate settlement purposes, and Options and Stock Appreciation Rights shall be exercisable during a Grantee’s lifetime only by the Grantee or, in the event of the Grantee’s legal incapacity, by his guardian or legal representative acting in a fiduciary capacity on behalf of the Grantee under state law. Any attempt to transfer or assign an Award in violation of this Plan shall render such Award null and void.

7.	Except as otherwise expressly provided herein, all of the terms, conditions and provisions of the Plan shall remain the same, and the Plan, as amended hereby, shall continue in full force and effect.